SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4 )*

WRIGHT INVESTORS’ SERVICE HOLDINGS INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

982345100
(CUSIP Number)

12/31/2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 982345100	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FROST GAMMA INVESTMENTS TRUST 46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF	5	SOLE VOTING POWER	1,321,717
SHARES BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER	1,321,717
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9	1,321,717
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.15%
12	TYPE OF REPORTING PERSON* oo

CUSIP No. 982345100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer. Wright Investors’ Service Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

777 Westchester Avenue

White Plains, NY 10604

Item 2(a).	Name of Person Filing.

Frost Gamma Investments Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard

Miami, FL 33137

Item 2(c).	Citizenship.

The Trust is established in Florida

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

982345100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:	1,321,717

(b)	Percent of class:	7.15% *

*The percentages used herein and in the rest of Item 4 are calculated based upon the 18,494,129 shares of Common Stock issued and outstanding as of November 4, 2014 per the 10-Q filed on November 12, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	1,321,717
(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or direct the disposition of:	1,321,717
(iv)	Shared power to dispose or direct the disposition of:	0

CUSIP No. 982345100	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 982345100	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2015	Frost Gamma Investments Trust

/s/ Phillip Frost, MD
By: Phillip Frost, MD
Title: Trustee